Exhibit 99.1

ESSA Pharma Inc. Announces Completion of Share Consolidation

HOUSTON, TX and VANCOUVER, April 25, 2018 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pre-clinical stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, is pleased to announce that ESSA has consolidated (the "Consolidation") its issued and outstanding common shares (the "Common Shares") on a basis of one (1) post-Consolidation Common Share for every twenty (20) pre-Consolidation Common Shares effective as of April 25, 2018 (the "Effective Date").  Shareholders authorized the Company to effect the Consolidation at the Company's annual general and special meeting held on March 28, 2018.  ESSA has not changed its name or its stock trading symbol in connection with the Consolidation.

The Common Shares will commence trading on the TSX Venture Exchange and the Nasdaq Capital Market on a post-Consolidation basis at the start of trading on April 25, 2018.

No fractional Common Shares will be issued pursuant to the Consolidation.  In the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

The registered holders of Common Shares will be sent a transmittal letter by the Company's transfer agent, Computershare Investor Services Inc. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company's SEDAR profile at www.sedar.com or the Company's EDGAR profile at www.sec.gov.  Until surrendered, each certificate formerly representing Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation.  If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The Consolidation will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into or exercisable for Common Shares (collectively, "Convertible Securities") on the Effective Date.  The exercise price, number and exchange basis of the Convertible Securities on the Effective Date will be adjusted proportionally to reflect the Consolidation.

Following the completion of the Consolidation, there will be approximately 5,776,094 issued and outstanding Common Shares subject to adjustments for rounding.  The Consolidation will also affect the holders of 43,780,000 pre-funded common share purchase warrants, which were issued by the Company on January 9, 2018 and January 16, 2018 pursuant to a public offering and private placement, respectively.  Pre-Consolidation, each warrant entitles the holder to acquire for a nominal exercise price of $0.001, one common share in the capital of the Company at any time until the date that is 60 months following the date of issuance of such warrant.  If all prepaid warrants were exercised prior to Consolidation, following the completion of the Consolidation, there would be approximately 7,965,094 issued and outstanding Common Shares subject to adjustments for rounding.

The Company's new CUSIP number is 29668H708 and its new ISIN number is CA29668H7085.

For additional information regarding the Consolidation, please refer to the Company's Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated February 23, 2018.

About ESSA Pharma Inc.

ESSA is a pre-clinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Consolidation and statements about the trading of Common Shares on the Effective Date.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining necessary regulatory approvals; (iii) the expected effect of the Consolidation on the closing bid price of the Company's Common Shares and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David Wood, Chief Financial Officer, ESSA Pharma Inc., T: 778-331-0962, E: dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 07:00e 25-APR-18